UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number 0-28121

RETEK INC.
(Exact name of registrant as specified in its charter)

     Retek on the Mall
950 Nicollet Mall
Minneapolis, Minnesota 55403
(612) 587-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Retek Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 12, 2005	BY:	/s/ Daniel Cooperman
		Name:	Daniel Cooperman
		Title:	Senior Vice President, General
Counsel and Secretary